Exhibit 99.,1

Following Previously Announced Confidential Submission of Draft Registration Statement for its U.S. Business, CI Financial Confirms Intent to Voluntarily Delist from the NYSE and Deregister with the U.S. Securities and Exchange Commission

TORONTO & MIAMI--(BUSINESS WIRE)--December 30, 2022--CI Financial Corp. (TSX: CIX; NYSE: CIXX) (“CI”) announced today that it has submitted a formal notice to the New York Stock Exchange (“NYSE”) of its decision to voluntarily delist its common shares from NYSE. Following the proposed delisting, CI expects that it will suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The common shares will continue to be listed and traded on the Toronto Stock Exchange under the symbol “CIX” and CI will remain a reporting issuer in Canada. The plan for the proposed U.S. delisting was initially outlined in CI’s Q3 2022 corporate earnings communications.

As previously announced, CI intends to undertake an initial public offering of common stock of its U.S. business (the “IPO”). Following the IPO, each of CI’s Canadian and U.S. businesses will be listed in the respective home market where it operates. Given CI’s progress to date in respect of the IPO (including the confidential submission with the U.S. Securities and Exchange Commission (the “SEC”) earlier this month of a draft registration statement in respect of the IPO), the Board of Directors of CI has determined that the continued benefit from a dual listing of CI at this time is outweighed by the costs to CI of being listed on multiple exchanges and filing annual and periodic reports with the SEC.

In order to implement the delisting, CI intends to file a Form 25 with the SEC on or about January 9, 2023. The last day of trading in CI’s common shares on NYSE will be on or about January 19, 2023, when the Form 25 takes effect. CI also intends to file a Form 15 with the SEC on or about January 19, 2023 (the anticipated effective date of the NYSE delisting) to immediately suspend its filing obligations under the Exchange Act, including CI’s requirements to file on a go-forward basis annual reports on Form 40-F and periodic reports on Form 6-K.

CI has not arranged for a listing, registration or quotation of its common shares on another stock exchange or quotation service in the United States.

CI reserves the right, for any reason, to delay its Form 25 and Form 15 filings to delist and deregister, respectively, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting and deregistration in any way.

About CI Financial Corp.

CI Financial Corp. is a diversified global asset and wealth management company with $384.9 billion in assets under management as at November 30, 2022. Founded in 1965, CI operates in three segments – Asset Management, Canadian Wealth Management, and U.S. Wealth Management. CI is headquartered in Toronto and is currently listed on the Toronto Stock Exchange (TSX: CIX) and the New York Stock Exchange (NYSE: CIXX).

Forward-Looking Statements

This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “proposed,” “believe,” “would” and words and phrases of similar import. The forward-looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and involve substantial risks and uncertainties. We can give no assurance that such expectations will prove to be correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of CI. Other than as required by law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations

Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations

Canada

Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States

Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com